SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         HYPERMEDIA COMMUNICATIONS, INC.

                                  COMMON STOCK

                                   448917 10 4
                                 (CUSIP NUMBER)


                               710 Oakfield Drive
                             Brandon, Florida 33511

                                 February 9, 2001
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

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(1)  Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
     Persons (entities only):

         Robert Esposito

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3)  SEC Use Only

(4)  Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

(7)  Sole Voting Power: 35,000,000 (as of the filing date)
                                -0- (as of the Reporting Event date)

(8)  Shared Voting Power: 0

(9)  Sole Dispositive Power: 35,000,000 (as of the filing date)
                              -0- (as of the Reporting Event date)

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     35,000,000 (as of the filing date)
             -0- (as of the Reporting Event date)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 89.42% (as of the Filing Date); 0% (as of the Reporting Event date)

(14) Type of Reporting Person: IN

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ITEM 1. SECURITY AND ISSUER.

Hypermedia Communications, Inc.
Common Stock, $.001 par value.
710 Oakfield Drive
Brandon, Florida  33511

ITEM 2. IDENTITY AND BACKGROUND.

(a)      Name:             Robert Esposito

(b)      Address:          710 Oakfield Drive
                           Brandon, Florida  33511

(c)      Officer, Director and shareholder of Issuer

(d)      None.

(e)      None.

(f)      Citizenship. United States


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Robert Esposito acquired, with his personal funds, the shares of the Issuer based on an assignment from Mark Rice. As part of such assignment, Mr. Esposito received promissory notes aggregating $7,914,190.32. Such promissory notes were converted into 35,000,000 common shares of the Issuer. Mark Rice acquired the shares pursuant to that certain Private Stock and Debt Purchase Agreement dated February 9, 2001 with MK Global Ventures, MK Global Ventures II and MK GVD Fund.

ITEM 4. PURPOSE OF TRANSACTION.

Robert Esposito, the Reporting Person, acquired a majority of the shares of the Issuer from Mark Rice (see Item 3 above) for the purpose of controlling the Issuer. In December 2000, the Issuer filed an 8-K to report the sale of substantially all of its assets.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Robert Esposito currently holds 35,000,000 of the issued and outstanding common shares of the Issuer, or 89.42% of the issued and outstanding shares.

As of the Date of Event and filing date, the Reporting Person held the following securities, all of which will be cancelled within the next month:
               I. Preferred Stock:
                   Series E - 8,064,516 Shares
                   Series F - 82,250 Shares
                   Series G - 50,344 Shares
                   Series H - 117,000 Shares
                   Series J - 169,281 Shares

               II. Warrants: 1,724 at an exercise price of $2.25 per share
                   (expiration date of June 2002)

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(1) Private Stock and Debt Purchase Agreement between MK Global Ventures, MK Global Ventures II and MK GVD Fund.

(2)  Assignment between Robert Esposito and Mark Rice

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2001             Signature:/s/ Robert Esposito
                               ------------------------------
                                             ROBERT ESPOSITO

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